UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2007, OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from to
Commission file number 001-00434
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing and Employee Stock Ownership Plan, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.
REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

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The Procter & Gamble Profit
Sharing Trust and Employee
Stock Ownership Plan
Financial Statements as of and for the Years
Ended June 30, 2007 and 2006, Supplemental
Schedules as of and for the Year Ended
June 30, 2007, and Report of Independent
Registered Public Accounting Firm

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THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Policy Committee and Trustees of
The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) as of June 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1, the Plan changed its method of accounting related to the presentation of net assets held in a separate 401(h) account in the accompanying financial statements.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
September 17, 2007

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THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2007 AND 2006

	2007	2006
		(as adjusted)
ASSETS:
Investments — at fair value:
Cash and cash equivalents, plus accrued interest	$10,207,625	$11,603,744
Money market funds	50,460,224	40,271,972
The Procter & Gamble Company common stock — 99,333,084 shares (cost $2,451,519,790) at June 30, 2007; 111,757,509 shares (cost $2,617,768,682) at June 30, 2006;	6,078,191,410	6,213,717,500
The Procter & Gamble Company ESOP Convertible Class A Preferred Stock — Series A — 81,208,846 shares (cost $554,030,170) at June 30, 2007; 84,738,317 shares (cost $578,107,952) at June 30, 2006	4,969,169,287	4,711,450,425
The J.M. Smucker Company common stock — 637,272 shares (cost $8,050,359) at June 30, 2007; 760,755 shares (cost $9,747,315) at June 30, 2006;	40,568,735	34,005,748
Mutual funds	475,884,836	576,294,951
Common collective trust fund	203,322,938	313,496,573
Loans to participants	68,646,284	63,621,481
J.P. Morgan Stable Value Fund	193,153,178	231,884,203

Total investments	12,089,604,517	12,196,346,597

Net assets held in 401(h) account	2,940,624,825	2,682,599,860

Receivables:
Contribution receivable from The Procter & Gamble Company	223,421,926	214,475,018
Dividends receivable — preferred stock	14,017,000	12,955,000

Total receivables	237,438,926	227,430,018

Total assets	15,267,668,268	15,106,376,475

LIABILITIES:
Interest payable on notes and debentures	4,103,434	4,547,690
Note payable to The Procter & Gamble Company (Series A Preferred Stock)	212,126,676	232,437,483
Amounts related to obligation of 401(h) account	2,940,624,825	2,682,599,860

Total liabilities	3,156,854,935	2,919,585,033

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	12,110,813,333	12,186,791,442

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	8,065,092	9,925,928

NET ASSETS AVAILABLE FOR BENEFITS	$12,118,878,425	$12,196,717,370

See notes to financial statements.

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THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
		(as adjusted)
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$1,276,455,827	$673,020,856
Net appreciation in contract value of investments	14,835,775	7,103,439
Dividends	252,093,710	233,536,839
Interest on investments	33,927,779	19,833,008
Interest on loans to participants	5,133,691	3,996,181

Total investment income	1,582,446,782	937,490,323

Contributions by The Procter & Gamble Company (net of forfeitures of $736,979 in 2007 and $662,592 in 2006 )	223,450,380	214,823,524
Employee contributions	82,356,650	79,607,427
Employee rollovers	1,311,819	1,129,595

Total contributions	307,118,849	295,560,546

Total additions	1,889,565,631	1,233,050,869

DEDUCTIONS:
Distributions to participants:
The Procter & Gamble Company common stock — 8,078,324 shares (cost $122,143,527) in 2007; 6,182,647 shares (cost $86,862,495) in 2006;	506,018,471	353,197,513
Cash	456,945,379	395,109,777
Mutual funds and deferred annuities		1,030,619
Interest expense	13,197,331	14,497,537
Administrative expenses	2,765,248	3,052,076

Total deductions	978,926,429	766,887,522

TRANSFER — To The Procter & Gamble Company Subsidiaries Savings Plan	988,478,147

NET (DECREASE) INCREASE IN NET ASSETS	(77,838,945)	466,163,347

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year (as previously reported)	12,196,717,370	14,332,326,023

Cumulative effect of change in accounting principle (Note 1)		(2,601,772,000)

Beginning of year (as adjusted)	12,196,717,370	11,730,554,023

End of year	$12,118,878,425	$12,196,717,370

See notes to financial statements.

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THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2007 AND 2006

1.	PLAN DESCRIPTION

General — The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is comprised of two trusts, the Retirement Trust (the “RT”) and the Employee Stock Ownership Trust (the “ESOT”). These financial statements include the RT and the ESOT. Through June 29, 2007, the Plan was funded through both Company and employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan document should be referred to for the complete text of the Plan agreement.

The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000, which has been repaid and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (“Series A Preferred Stock”) (see Note 3). The number of shares initially issued increased to 145,454,544 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, August 22, 1997, and May 21, 2004. As a means of extending the benefits of the ESOT to participants over a longer period, the ESOT entered into a term loan agreement (see Note 5) with the Company. The shares of Series A Preferred Stock are utilized to fund a portion of the Company’s contribution to the Plan.

In May 1990, the Company’s Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company’s postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan document. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 6) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (“Series B Preferred Stock”) (see Note 4) (the “Original Loan”). The number of shares initially issued increased to 76,569,672 as a result of the two-for-one stock splits effective May 15, 1992, August 22, 1997, and May 21, 2004. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 4). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

Effective July 1, 2005, the ESOT entered into a term loan agreement with the Company to refinance certain installments due on the Original Loan (see Note 6).

On July 1, 2006, the Plan elected to change the presentation of net assets available for benefits and changes in net assets available for benefits to exclude the net assets held in a separate 401(h) account and the related changes in net assets held in a separate 401(h) account. The Plan’s management believes that the change in presentation enhances the utility of financial statements for users by facilitating analysis and understanding of comparative accounting data. The prior year financial statements were adjusted to apply the new presentation retrospectively. As a result, net assets available for benefits as of

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June 30, 2007 and 2006 decreased $2,940,624,825 and $2,682,599,860, respectively. Net assets available for benefits as of July 1, 2006 decreased $2,601,772,000. The changes in net assets available for benefits for the years ended June 30, 2007 and 2006 decreased $258,024,965 and $80,827,860, respectively.

The following financial statement line items as of and for the years ended June 30, 2007 and 2006 were affected by the change in accounting principles.

	As Previously	As Reported	Net
2007	Reported	Currently	Effect

Assets:
Investments — at fair value:
Cash and cash equivalents, plus accrued interest	$58,887,658	$10,207,625	$(48,680,033)
The Procter & Gamble Company ESOP Convertible Class B Preferred Stock	4,023,037,942		(4,023,037,942)
Dividends receivable — preferred stock	22,591,000	14,017,000	(8,574,000)

Liabilities:
Interest payable on notes and debentures	52,552,203	4,103,434	(48,448,769)
Note payable to The Procter & Gamble Company (Series B Preferred Stock)	122,728,381		(122,728,381)
Debentures	968,490,000		(968,490,000)

Net assets available for benefits	$2,960,746,016	$20,121,191	$(2,940,624,825)

	As Previously	As Reported	Net
2006	Reported	Currently	Effect

Assets:
Investments — at fair value:
Cash and cash equivalents, plus accrued interest	$41,753,834	$11,603,744	$(30,150,090)
The Procter & Gamble Company ESOP Convertible Class B Preferred Stock	3,743,397,713		(3,743,397,713)
Dividends receivable — preferred stock	20,732,000	12,955,000	(7,777,000)

Liabilities:
Interest payable on notes and debentures	52,636,383	4,547,690	(48,088,693)
Note payable to The Procter & Gamble Company (Series B Preferred Stock)	50,636,250		(50,636,250)
Debentures (Series B Preferred Stock)	1,000,000,000		(1,000,000,000)

Net assets available for benefits	$2,702,610,914	$20,011,054	$(2,682,599,860)

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	As Previously	As Currently	Net
2007	Reported	Reported	Effect

Additions:
Investment income:
Net appreciation in fair value of investments	$1,655,026,729	$1,276,455,827	$(378,570,902)
Dividends	338,185,025	252,093,710	(86,091,315)
Interest on investments	34,974,503	33,927,779	(1,046,724)

Deductions — interest expense	109,949,754	13,197,331	(96,752,423)

Transfer — to The Procter & Gamble Retiree Benefit Trust	110,931,553		(110,931,553)

Changes in net assets available for benefits	$1,807,304,950	$1,549,279,985	$(258,024,965)

	As Previously	As Currently	Net
2006	Reported	Reported	Effect

Additions:
Investment income:
Net appreciation in fair value of investments	$869,494,816	$673,020,856	$(196,473,960)
Dividends	312,431,284	233,536,839	(78,894,445)
Interest on investments	20,459,914	19,833,008	(626,906)

Deductions — interest expense	110,022,480	14,497,537	(95,524,943)

Transfer — To The Procter & Gamble Retiree Benefit Trust	99,642,508		(99,642,508)

Changes in net assets available for benefits	$992,721,026	$911,893,166	$(80,827,860)

At June 30, 2007 and 2006, the net assets within the separate 401(h) account of the ESOT that are available to satisfy a portion of the postretirement benefits were $2,940,624,825 and $2,682,599,860, respectively. The related postretirement obligations are not a component of the Plan’s obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.

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The balances of the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and Other for the years ended June 30, 2007 and 2006, are summarized as follows:

	June 30, 2007
	Series A	*Series B	Other	Total

Short-term investments, plus accrued interest	$8,209,660	$48,680,033		$56,889,693
Company common stock			$175,254,218	175,254,218
Series A Preferred Stock	4,969,169,287			4,969,169,287
Series B Preferred Stock		4,023,037,942		4,023,037,942
Mutual funds and other investments			62,103,047	62,103,047
Loans to participants			378,650	378,650

Total investments, at fair value	4,977,378,947	4,071,717,975	237,735,915	9,286,832,837

Dividends receivable	14,017,000	8,574,000		22,591,000

Total assets	4,991,395,947	4,080,291,975	237,735,915	9,309,423,837

Interest payable on notes and debentures	(4,103,434)	(48,448,769)		(52,552,203)
Note payable to The Procter & Gamble Company (Series A Preferred Stock)	(212,126,676)			(212,126,676)
Note payable to The Procter & Gamble Company (Series B Preferred Stock)		(122,728,381)		(122,728,381)
Debentures (Series B Preferred Stock)		(968,490,000)		(968,490,000)

Total liabilities	(216,230,110)	(1,139,667,150)		(1,355,897,260)

ESOT net assets at fair value	4,775,165,837	2,940,624,825	237,735,915	7,953,526,577

Adjustment from fair value to contract value for fully benefit-responsive investment contracts			497,358	497,358

ESOT net assets	$4,775,165,837	$2,940,624,825	$238,233,273	$7,954,023,935

*	- Held in separate 401(h) account

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	June 30, 2006
	Series A	*Series B	Other	Total

Short-term investments, plus accrued interest	$8,718,665	$30,150,090		$38,868,755
Company common stock			$116,487,226	116,487,226
Series A Preferred Stock	4,711,450,425			4,711,450,425
Series B Preferred Stock		3,743,397,713		3,743,397,713
Mutual funds and other investments			48,762,165	48,762,165
Loans to participants			239,942	239,942

Total investments, at fair value	4,720,169,090	3,773,547,803	165,489,333	8,659,206,226

Dividends receivable	12,955,000	7,777,000		20,732,000

Total assets	4,733,124,090	3,781,324,803	165,489,333	8,679,938,226

Interest payable on notes and debentures	(4,547,690)	(48,088,693)		(52,636,383)
Note payable to The Procter & Gamble Company (Series A Preferred Stock)	(232,437,483)			(232,437,483)
Note payable to The Procter & Gamble Company (Series B Preferred Stock)		(50,636,250)		(50,636,250)
Debentures (Series B Preferred Stock)		(1,000,000,000)		(1,000,000,000)

Total liabilities	(236,985,173)	(1,098,724,943)		(1,335,710,116)

ESOT net assets at fair value	4,496,138,917	2,682,599,860	165,489,333	7,344,228,110
Adjustment from fair value to contract value for fully benefit-responsive investment contracts			513,170	513,170

ESOT net assets	$4,496,138,917	$2,682,599,860	$166,002,503	$7,344,741,280

*	- Held in separate 401(h) account

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The activity in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and Other are summarized as follows for the years ended June 30, 2007 and 2006:

	Series A	* Series B	Other	Total

ESOT net assets — June 30, 2005	$4,379,215,265	$2,601,772,000	$110,183,363	$7,091,170,628

Net appreciation in fair value of investments	210,464,330	196,473,960	48,670,313	455,608,603
Net appreciation in contract value of investments			482,761	482,761
Interest on investments and dividends	100,636,236	79,521,351	2,707,424	182,865,011
Interest on loans to participants			14,851	14,851
Distributions to participants	(11,347,861)		(164,332,915)	(175,680,776)
Interest expense	(14,497,537)	(95,524,943)		(110,022,480)
Administrative expense			(54,810)	(54,810)
Conversions to other investments	(168,331,516)		168,331,516
Net transfer to RBT		(99,642,508)		(99,642,508)

ESOT net assets — June 30, 2006	4,496,138,917	2,682,599,860	166,002,503	7,344,741,280

Net appreciation in fair value of investments	431,522,555	378,570,902	62,020,463	872,113,920
Net appreciation in contract value of investments			459,588	459,588
Interest on investments and dividends	108,321,548	87,138,039	4,684,008	200,143,595
Interest on loans to participants			28,830	28,830
Distributions to participants	(12,896,611)		(229,622,854)	(242,519,465)
Interest expense	(13,197,331)	(96,752,423)		(109,949,754)
Administrative expense			(62,506)	(62,506)
Conversions to other investments	(234,723,241)		234,723,241
Net transfer to RBT		(110,931,553)		(110,931,553)

ESOT net assets — June 30, 2007	$4,775,165,837	$2,940,624,825	$238,233,273	$7,954,023,935

*	- Held in separate 401(h) account
On May 3, 2007, the Company approved a resolution stating that the 401(k) feature of the Plan (“Employee Accounts”) will merge into the Procter & Gamble Subsidiaries Savings Plan, another plan sponsored by the Company. Effective July 1, 2007, the Procter & Gamble Subsidiaries Savings Plan was renamed The Procter & Gamble Savings Plan (the “Savings Plan”). All assets of the Employee Accounts were transferred into the Savings Plan effective June 29, 2007. The Savings Plan will become the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. Effective June 29, 2007, the Plan is funded through Company contributions only.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an allocation of Company contributions (see Note 7), his or her employee contributions and rollovers (see Note 7), and Plan earnings. Effective June 29, 2007 employee contributions and rollovers and related Plan earnings are credited to each participant’s account within the Savings Plan. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Participants have the option of receiving cash for dividends earned on shares of Company common stock and Company Class A Preferred Stock or reinvesting the dividends. If no election is made, dividends will default to reinvestment.

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The annual Company contribution made to the Plan on behalf of participants is initially invested in Company common stock. The Company Class A Preferred contribution is initially invested in Company Class A Preferred stock. Vested participants may then allocate the annual Company contribution received between the money market fund, individual deferred annuities, the bond fund, the stable value fund, and Company common stock. Employee contributions, account balances of vested participants that have reached the age of fifty, and account balances of participants in the Retirement Plus feature may be allocated to any of the investment options within the Plan.

Retirement Plus — The Retirement Plus feature allows a retiree or a vested former employee with account balances equal to or greater than $1,000 to maintain some or all of his or her funds in the Plan. If a participant chooses the Retirement Plus option, he or she must maintain at least 40% of his or her employer-contributed account balance invested in Company stock (any combination of preferred and common). Retired and former-employee participants, and spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends or receiving these amounts as cash. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan document. Each participant’s account is credited with an allocation of Plan earnings.

Vesting — A participant is fully vested in employee contributions plus actual earnings thereon in his or her account regardless of years of service. A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours, as defined in the plan agreement; however, the participant is immediately 100% vested in the Company’s additional preferred contributions and Company stock dividends paid after July 1, 2004.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Loans — The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan document and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence).

Payment of Benefits — Retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70 1/2). Upon election of a distribution, a vested participant may elect to receive (1) all or a partial amount in cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 20 years or the participant’s life expectancy.

Forfeited Accounts — Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual Company contribution.

The J.M. Smucker Company Common Stock — In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company’s shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”). As a result of the spin-off, participants holding common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker spin-off was allocated between the Company common stock held and the Smucker common stock received. Vested participants have the option of selling the Smucker common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smucker within the Plan.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including Company common stock, Company preferred stock, Smucker common stock, an investment contract, a common collective trust fund and various mutual funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. Fair value of the Series A Preferred Stock and Series B Preferred Stock (held in separate 401(h) account) is determined as the greater of the fair value of Company common stock as defined in the Plan document or $6.82 (Series A) and $12.96 (Series B) per share (see Notes 3 and 4). The Series A Preferred Stock and the Company common stock included in the statements of net assets are recorded at $61.19 and $55.60 per share as of June 30, 2007 and 2006, respectively. Shares of mutual funds are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. The common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund based on the fair market value of the underlying assets. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to measurement date using the bank-finance yield curve. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant’s account.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Adoption of new Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents the investment contract at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets

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available for benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at June 30, 2006.

Administrative Expenses — Certain administrative expenses of the Plan are paid by the Company. Investment and recordkeeping expenses are paid by the Plan and/or the participants to the extent that such expenses are not paid by the Company. Any investment expenses associated with the Plan’s institutional funds are netted with earnings by JP Morgan and reported to the Company as a net amount. Loan administration fees paid by participants, totaling $400,487 and $411,076 for the years ended June 30, 2007 and 2006, respectively, are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping and other fees paid to JP Morgan Retirement Plan Services, Towers Perrin, and Fidelity totaling $2,364,761 and $2,641,000 for the years ended June 30, 2007 and 2006, respectively, are paid by the Plan and/or the participants and are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping fees paid by participants are deducted from participant accounts on a quarterly basis, totaling $50 annually per participant for the years ended June 30, 2007 and 2006. In addition, effective July 1, 2005, participants are charged an annual fee based on a percentage of the participant’s total account balance quarterly for recordkeeping expenses. For the years ended June 30, 2007 and 2006, the percentage equaled approximately 0.002% and 0.006%, respectively. Payment of the fee is pro-rated between the participant’s RT and ESOT balances. The Plan will pay any amount not covered by the participant’s account balance.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.
3.	SERIES A PREFERRED STOCK

Conversion, Distribution and Liquidation Rights — The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be “put” to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $6.82 for each share of Series A Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. Participants must receive distributions of cash or Company common stock upon election of a distribution from the Plan. Active participants may also elect to convert up to 100% of their vested shares of Series A Preferred Stock to other investments, which are held by the Plan. Participants in the Retirement Plus, however, must maintain at least 40% of their employer contributed account value invested in shares of Company common and/or preferred stock. The fair value of Company common stock as of June 30, 2007 and 2006 was $61.19 and $55.60, respectively, per share. During 2007 and 2006, respectively, 3,529,471 (cost $24,077,782, fair value $227,248,857) and 2,788,795 (cost $19,024,912, fair value $168,331,516) shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

Eligibility — All participants are eligible for allocation of Series A Preferred Stock.

Dividend Rights — In 2007 and 2006, annual dividends totaled $1.28 and $1.15 per share, respectively, and were paid quarterly at $0.31 per share for the first three quarters in 2007, and $0.35 per share for the last quarter in 2007 and quarterly at $0.28 per share for the first three quarters in 2006 and $0.31 per share for the last quarter in 2006. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

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Call Provisions — The Series A Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights — Each share is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer — The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts — Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan document as the borrowings are repaid (see Note 5). During 2007 and 2006, respectively, 2,317,472 and 2,497,955 shares of Series A Preferred Stock valued at $142,296,067 and $139,822,790, respectively, were released for allocation to participant accounts, of which $139,478,298 and $134,105,641, respectively, was used to fund a portion of the annual profit sharing contribution and $2,817,769 and $5,717,149, respectively, was used to fund annual dividends on allocated shares. At June 30, 2007 and 2006, 20,807,353 and 23,124,825 shares of Series A Preferred Stock, respectively, were unallocated.
4.	SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(h) ACCOUNT)

Conversion, Distribution and Liquidation Rights — The Series B Preferred Stock held in a separate 401(h) account is convertible at any time by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be “put” to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $12.96 for each share of Series B Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. The fair value of Company common stock as of June 30, 2007 and 2006 was $61.19 and $55.60, respectively, per share. During 2007 and 2006, respectively, 1,580,640 (cost $20,485,030, fair value $98,930,672) and 999,599 (cost $12,954,647, fair value $57,320,167) shares of Series B Preferred Stock plus accrued dividends were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

Eligibility — Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

Dividend Rights — In 2007 and 2006, annual dividends totaled $1.28 and $1.15 per share, respectively, and were paid quarterly at $0.31 per share for the first three quarters in 2007, and $0.35 per share for the last quarter in 2007 and quarterly at $0.28 per share for the first three quarters in 2006, and $0.31 per share for the last quarter in 2006. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

Call Provisions — The Series B Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

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Voting Rights — Each share is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer — The Company has the right of first refusal on the purchase of Series B Preferred Stock. In the event the Company does not exercise its right of first refusal, upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts — Shares of the Series B Preferred Stock are released for straight-line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 6). During 2007 and 2006, respectively, 952,008 and 743,727 shares of Series B Preferred Stock valued at $58,681,954 and $43,150,050, respectively, were released for allocation to participant accounts. At June 30, 2007 and 2006, 44,641,831 and 45,593,837 shares of Series B Preferred Stock, respectively, were unallocated.
5.	NOTES PAYABLE (SERIES A PREFERRED STOCK)

The ESOT entered into a note payable to The Procter & Gamble Company on March 3, 1999, under which the Plan could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 in 2000 reducing the total principal amount available to $277,000,000. Mandatory semiannual repayments of principal and interest commenced on September 3, 2004, and are funded through annual dividends received on the Series A Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2007 and 2006, dividends met or exceeded the mandatory payments and thus, there was no annual Company contribution. The loan bears an interest rate of 6% and borrowings as of June 30, 2007 and 2006 were $212,126,676 and $232,437,483, respectively. No additional borrowings were allowed during the years ended June 30, 2007 and 2006.

The scheduled amortization of the loan for the next five years and thereafter is as follows: 2008 — $18,946,648; 2009 — $18,188,782; 2010 — $17,430,917; 2011 — $16,521,477; 2012 — $16,066,758; and thereafter — $124,972,094.

6.	DEBENTURES (SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(h) ACCOUNT))

The $1,000,000,000 debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments commenced on July 1, 2006, and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. Repayment of principal and interest is funded through dividends received on the Series B Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2007 and 2006, dividends received met or exceeded the mandatory payments and thus, there was no annual Company contribution. The debentures are guaranteed by the Company. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximates $1,172,288,000 and $1,190,177,000, respectively, at June 30, 2007 and 2006.

The scheduled amortization of the debentures for the next five years and thereafter is as follows: 2008 — $34,650,000; 2009 — $38,110,000; 2010 — $41,920,000; 2011 — $46,100,000; 2012 —$50,710,000 and thereafter — $757,000,000.

In July 2005, the ESOT entered into a term loan agreement with the Company providing up to approximately $982,000,000 to fund the principal and interest payments on the debentures. Under the terms of the loan, prior to maturity, interest is payable semiannually on July 1 and January 1, commencing January 1, 2006, and at maturity. After maturity, interest is payable on demand. Mandatory

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sinking fund payments are required beginning July 1, 2021, and are payable semiannually thereafter. The loan bears an interest rate of 5.09% and borrowings as of June 30, 2007 and 2006 were $122,728,381 and $50,636,250, respectively.
7.	CONTRIBUTIONS

Through June 29, 2007, participants could elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to Internal Revenue Service (the “IRS”) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with new IRS regulations, participants age 50 or older are eligible to contribute for the calendar years ended December 31, 2007 and 2006, an additional $5,500 and $5,000, respectively, as a “catch-up” contribution in excess of the maximum 401(k) contributions of $15,500 in 2007 and $15,000 in 2006. Effective June 29, 2007, all employee contributions are maintained in the Savings Plan.

The annual contribution by the Company to participants’ accounts (“Annual Fund Credit”) is based on individual base salaries and years of service not to exceed 15% of a Plan participant’s total compensation as defined in the Plan document. The Company’s cash contribution to participant accounts is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan document (see Note 3). The Company also funds a portion of the principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 5 and 6).

8.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of June 30, 2007 and 2006, are as follows:

	2007	2006

At fair value:
*Common stock (A) —
The Procter & Gamble Company	$6,078,191,410	$6,213,717,500
*Preferred stock —
The Procter & Gamble Company ESOP
Convertible Class A:
Series A (A)	4,969,169,287	4,711,450,425
Series B **	4,023,037,942	3,743,397,713

*	Party-in-interest

**	Held in separate 401(h) account

(A)	Nonparticipant-directed.

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For the years ended June 30, 2007 and 2006, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

	2007	2006

At fair value:
Net appreciation (depreciation) in fair value of:
The Procter & Gamble Company common stock	$793,910,982	$382,375,490
The J.M. Smuckers Company Common Stock	11,748,910	(1,990,711)
The Procter & Gamble Company Series A
Preferred Stock	431,522,555	210,464,330
Mutual funds	12,650,878	58,905,568
Common collective trust fund	26,622,502	23,266,179

	1,276,455,827	673,020,856

At contract value —
Net appreciation in contract value of the J.P. Morgan Stable Value Fund	14,835,775	7,103,439

Total	$1,291,291,602	$680,124,295

9.	NONPARTICIPANT-DIRECTED INVESTMENTS

Company common stock and Series A Preferred Stock are considered to be nonparticipant-directed under the guidance of SOP 99-3 because Retirement Plus participants are required to maintain at least 40% of their employer-contributed account balances in Company common and/or Series A Preferred stock.

Information about the net assets relating to the Series A Preferred Stock as of and for the years ended June 30, 2006 and 2005 is presented in Note 1. Information about the net assets relating to the Company common stock as of June 30, 2007 and 2006 is as follows:

	2007	2006

Net assets — The Procter & Gamble Company common stock	$6,078,191,410	$6,213,717,500

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The significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended June 30, 2007 and 2006, are as follows:

	2007	2006

Net appreciation in fair value	$793,910,982	$382,375,490
Dividends	143,296,825	132,301,079
Contributions	244,285,914	232,302,637
Distributions to participants	(1,306,443,342)	(563,726,998)
Net interfund transfers	(202,740,398)	(134,799,159)
Conversion from preferred stock	192,163,929	160,747,248

Net changes in assets	(135,526,090)	209,200,297

Net assets — beginning of year	6,213,717,500	6,004,517,203

Net assets — end of year	$6,078,191,410	$6,213,717,500

10.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A. and State Street Bank & Trust Company (collectively, the “issuers”). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The issuers may not terminate the contract at any amount less than contract value.

The issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract is expected to track current market yields on a trailing basis.

	2007	2006

Average yields:
Based on annualized earnings (1)	4.97%	5.00%
Based on interest rate credited to participants (2)	4.90	4.85

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

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11.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of a stable value fund managed by J.P. Morgan Investor Services (“J.P. Morgan”). J.P. Morgan is the custodian, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2007 and 2006, borrowings outstanding under the two term loan agreements (see Notes 5 and 6) between The Procter & Gamble Company, the sponsoring employer, and the Plan were $334,855,057 and $283,073,733, respectively.

The debentures (see Note 6) are guaranteed by the Company.

At June 30, 2007 and 2006, the Plan held shares of The Procter & Gamble Company, the sponsoring employer, common and preferred stock and recorded dividend income on the shares for the years ended June 30, 2007 and 2006, as follows

	2007	2006

Common stock:
Shares	99,333,084	111,757,509
Cost	$2,451,519,790	$2,617,768,682
Dividend income	$143,296,825	$132,301,079

Series A Preferred Stock:
Shares	81,208,846	84,738,317
Cost	$554,030,170	$578,107,952
Dividend income	$106,910,978	$99,489,546

*Series B Preferred Stock:
Shares	65,746,657	67,327,297
Cost	$852,037,444	$872,522,475
Dividend income	$85,294,315	$78,245,445

*	Held in separate 401(h) account
12.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

13.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated November 14, 2000, that the Plan and related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trusts continue to be

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tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
14.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2007 and 2006 to Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$12,118,878,425	$12,196,717,370
Less: Adjustment from contract value to fair value for fully benefit responsive investment contracts	(8,065,092)
Plus: Net assets held in 401(h) account included as assets in Form 5500	2,940,624,825	2,682,599,860

Net assets available for benefits per the Form 5500	$15,051,438,158	$14,879,317,230

The net assets of the 401(h) account included in Form 5500 are not available to pay benefits under the Plan but can be used only to pay retiree health benefits.

The following is a reconciliation of net investment income per the financial statements for the year ended June 30, 2007 to Form 5500:

2007

Net investment income per the financial statements	$1,582,446,782
Less: Adjustment from contract value to fair value for fully benefit responsive investment contracts	(8,065,092)
Plus: Net appreciation of 401(h) assets	378,570,902
Plus: Dividends on 401(h) assets	86,091,315
Plus: Interest on 401(h) assets	1,046,724

Net investment income per the Form 5500	$2,040,090,631

The following is a reconciliation of the decrease in net assets per the financial statements for the year ended June 30, 2007 to Form 5500 net income:

2007

Net decrease in assets available for benefits per the financial statements	$(77,838,945)
Less: Adjustments from contract value to fair value for fully benefit responsive investment contracts	(8,065,092)
Less: Interest expense relate to 401(h) assets	(96,752,423)
Less: Transfer related to 401(h) assets	(110,931,553)
Plus: Net investment income from 401(h) assets	465,708,941

Net gain per the Form 5500	$172,120,928

******

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SUPPLEMENTAL SCHEDULES

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THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2007

Identity of Issue	Description of Investment	Fair Value

At Fair Value:
SHORT-TERM INVESTMENTS:
J.P. Morgan Chase Bank*	Liquified Cash**	$10,207,625
J.P. Morgan Chase Bank*	Liquified Cash**, ***	48,680,033
J.P. Morgan Chase Bank*	Money Market Fund**	50,460,224
US Treasury	US Treasury Note 3.625%, due June 30, 2007**	199,993
US Treasury	US Treasury Note 4.625%, due March 31, 2008**	39,881
US Treasury	US Treasure Note 4.875% due May 31, 2009**	199,936

THE PROCTER & GAMBLE COMPANY*	Common stock, no par value, 99,333,084 shares (cost $2,451,519,790)	6,078,191,410

THE PROCTER & GAMBLE COMPANY*	Series A ESOP Convertible Class A Preferred Stock no par value, 81,208,846 shares (cost $554,030,170)	4,969,169,287

THE PROCTER & GAMBLE COMPANY*	Series B ESOP Convertible Class B Preferred Stock*** no par value, 65,746,657 shares (cost $852,037,444)	4,023,037,942

THE J.M. SMUCKER COMPANY	Common stock, no par value, 637,272 shares**	40,568,735

MUTUAL FUNDS:
PimCo	Bond Fund**	179,577,350
Fidelity	Diversified International Fund**	162,581,306
Royce	Low Priced Stock Fund**	133,726,180

COMMON COLLECTIVE TRUST FUNDS:
Barclays	Global Equity Fund**	203,322,938
J.P. Morgan Chase Bank*	Liquidity Fund**	5,482,650
J.P. Morgan Chase Bank*	Intermediate Bond Fund**	187,230,718

LOANS TO PARTICIPANTS	Various participants, interest rates ranging from 5.00% to 10.50% various maturities through December 2015	68,646,284

TOTAL ASSETS		$16,161,322,492

*	Denotes party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

***	Held in separate 401(h) account

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To be returned to Deloitte & Touche LLP and not to be reproduced in any form without their permission
THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED JUNE 30, 2007

					Cost of	(Loss) on
Description of Asset	Purchases (A)		Sales		Sales	Sale

SINGLE TRANSACTIONS — None

SERIES OF TRANSACTIONS (B) — The Procter & Gamble Company Common Stock	$507,423,360	(339)	$630,123,093	(551)	$673,672,252	$(43,549,159)

NOTES:

A.	The market value of all assets acquired at the time of acquisition is equal to the purchase price.

B.	The numbers in parentheses represent the number of transactions.

SIGNATURE
PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Procter & Gamble Profit Sharing and Employee Stock Ownership Plan
Date: December 17, 2007	By:	/s/ Thomas J. Mess
Thomas J. Mess
Secretary, Trustees of The Procter & Gamble Profit Sharing and Employee Stock Ownership Plan

EXHIBIT INDEX

Exhibit No.
23	Consent of Deloitte & Touche LLP